FORM 3

                  U.S. SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

          INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

     Filed pursuant to Section 16(a) of the Securities Exchange Act of
                 1934, Section 17(a) of the Public Utility
             Holding Company Act of 1935 or Section 30(f) of
                    the Investment Company Act of 1940


1.   Name and Address of Reporting Person*

     Dewar          Robert         John
-------------------------------------------
     (Last)         (First)        (Middle)


     Activision U.K.
     Gemini House
     133 High Street
-------------------------------------------
          (Street)

                    Middlesex,
     West Drayton   United Kingdom  UB7 7QL
-------------------------------------------
     (City)         (State)        (Zip)

2.   Date of Event Re-
     quiring Statement
     (Month/Day/Year)
          6/1/99

3.   IRS or Social Se-
     curity Number of Reporting Person
     (Voluntary)

4.   Issuer Name and Ticker or Trading Symbol

     Activision, Inc. (ATVI)

5.   Relationship of Reporting Person to Issuer
     (Check all applicable)


     _____ Director                _____ 10% Owner

       X   Officer  (give          _____ Other (specify
     ----- title below)                    below)

          Executive Vice President - International Publishing

6.   If Amendment, Date of Original

     (Month/Day/Year)

                                      Table 1 - Non-Derivative Securities Beneficially Owned

                              2. Amount of Securities       3. Ownership Form: Direct     4. Nature of Indirect
1.  Title of Security            Beneficially Owned            (D) or Indirect (I)           Beneficial Ownership
    (Instr. 4)                   (Instr. 4)                    (Instr. 5)                    (Instr. 5)


Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative   2. Date Exercisable and  3. Title and Amount of                      5. Ownership
   Security (Instr. 4)      Expiration Date          Securities Underlying                       Form of Deri-
-----------------------    (Month/Day/Year)          Derivative Security                         vative Sec-   6. Nature of
                                                     (Instr. 4)             4. Conversion or     urity: Dir-      Indirect
                           ---------------------    ------------------------   Exercise Price    ect (D) or In-   Beneficial
                           Date Exer-  Expiration           Amount or Number   of Derivative     direct (I)       Ownership
                           cisable     Date          Title     of Shares       Security          (Instr. 5)       (Instr. 5)
                           ----------  ----------    ------- ---------------- ---------------  --------------  ------------


Employee Stock Options    8/26/99(1)    8/26/06    Common        45,000         $ 9.00              D
                                                   Stock
Employee Stock Options   12/20/96      12/20/06    Common        15,000         $10.56              D
                                                   Stock
Employee Stock Options    4/1/98(2)     4/1/07     Common         6,800         $10.875             D
                                                   Stock
Employee Stock Options    9/1/98(3)     9/2/07     Common         7,500         $13.125             D
                                                   Stock
Employee Stock Options    7/20/98       5/24/08    Common        12,403(4)      $ 9.50              D
                                                   Stock
Employee Stock Options    3/24/99(5)    3/24/08    Common        25,000         $ 9.50              D
                                                   Stock
Employee Stock Options    9/14/08       9/14/08    Common         1,000         $10.875             D
                                                   Stock
Employee Stock Options    6/14/99       4/30/09    Common        12,428         $10.25              D
                                                   Stock
Explanation of Responses:

(1)  The option vests in three equal annual installments beginning on August 26, 1999.
(2)  The option vested in two equal annual installments beginning on April 1, 1998.
(3)  The option vests in five equal annual installments beginning on September 1, 1998.
(4)  The original option for 37,403 was previously exercised with respect to 25,000 shares.
(5)  The option vests in three equal annual installments beginning on March 24, 1999.

**   Intentional misstatements or omissions of facts constitute
     Federal Criminal Violations.                                                /s/ Robert John Dewar         July 20, 1999
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                  ---------------------------    -------------
                                                                           **Signature of Reporting Person          Date


Note: File three copies of this form, one of which must be manually signed.  If space provided is insufficient,
      See Instruction 6 for procedure.
                                                                                                                            Page 2
